HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414

                                December 15, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Fortitude Gold Corporation
            Registration Statement on Form S-1
            File No. 333-249533

     This  office   represents   Fortitude  Gold  Corporation  (the  "Company").
Amendment No. 3 to the Company's Registration Statement on Form S-1 (333-249533) has been filed with the Commission.

     In Amendment No. 3 information has been added covering the number of shares which will be issued in the Spin-Off, the record date of the Spin-Off and the date the Company's shares will be issued to the shareholders of Gold Resource Corporation.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart